July 12, 2007


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549-3561

ATTN:  William Choi, Branch Chief

RE:    Form 10-KSB for the Fiscal Year Ended September 30, 2006;
       Forms 10-QSB for the Fiscal Quarters Ended December 31, 2006
         and March 31, 2007;
       Comment Letter Dated May 21, 2007 and Response Letter Dated
         June 4, 2007;
       File No. 0-13757


Dear Mr. Choi:

We are in receipt of your follow-up letter dated June 21, 2007, with respect to the above-captioned filings and our response to the Staff's initial comment letter. The following addresses the Staff's comments as set forth in such letter.

Form 10-KSB for the Fiscal Year Ended September 30, 2006
--------------------------------------------------------

Notes to Consolidated Financial Statements
------------------------------------------

6. Income Taxes
---------------

We continue to believe that our primary tax strategy, among others available to us, may be effectively employed to reasonably assure that realization of at least the recorded net deferred tax asset is more likely than not. Historically, our primary tax strategy for utilization of the NOLs has been to bulk sell a portion of our appreciated inventory. In addition, as discussed below, if we were to change our primary strategy to one of selling appreciated real estate, our net deferred tax asset might actually increase (not decrease) in a future period. Regarding our primary tax strategy, we believe that most items in our inventory are substantially appreciated We continually do internal valuations that we believe support this conclusion and are unaware of any professional standard that either suggests or requires independent appraisals. In fact, SFAS 157 effectively establishes that fair value measurements are an accounting function with no mention of independent appraisals. Our historical gross margin realization in the 90% range, we believe, is indicative of such appreciation. For example, while the vast majority of our documents are unique, we also have many documents that are similar. Using current arms-length market driven non-discounted (or "retail") transactions as the value matrix for such similar documents, we have recently calculated that the estimated value of the similar items alone exceeded the historical cost of our entire inventory. In addition, each year our independent auditors select a statistical sample of our documents for existence and valuation testing. Such testing has included their engagement


Mr. William Choi
Securities and Exchange Commission
July 12, 2007
Page 2


of a specialist to attest to the authenticity and continuing value of the documents selected.

While we have recently hired a new marketing director for retail sales and are exploring different alternatives, as discussed below, to generate short and long-term profits, we currently believe that it may be imprudent from a business standpoint to effectuate a bulk sale to generate short-term profits simply to demonstrate the viability of our recorded net deferred tax asset.

At September 30, 2006, our NOLs totaled approximate $6.3 million and do not begin to expire until 2019. Using a 34% tax rate, the deferred tax asset associated with these NOLs total approximately $2.1 million ($1.3 million net of valuation allowance). To illustrate, at an approximate 90% gross margin, the potential retail value of our inventory ($6.5 million at cost) may approximate $65 million. Even if the wholesale value was one-third
($21.7 million) of that amount, only approximately 25% of our inventory would need to be bulk sold to utilize the recorded net deferred tax asset of $1.3 million. Management currently believes that a bulk sale of our inventory to utilize the net deferred tax asset would not be implausible but would rather clearly constitute a tax planning strategy (i.e., an action that "management ordinarily might not take but would take, if necessary, to realize a tax benefit for a carryforward before it expires"). Management firmly believes that this tax strategy is both prudent and feasible (as those terms are described and discussed in paragraphs 22, 107 and 247 of SFAS 109); particularly if the alternative was to permanently lose the benefit of the NOLs, something that will not become an immediate concern until 2019. It would be far less plausible to assume we would not use available tax strategies that are both prudent and feasible to utilize at least a significant portion of the NOLs and therefore require a 100% valuation allowance.

It should also be noted that we have provided valuation allowances equal to the deferred tax asset associated with losses incurred during 2007, 2006, and 2005 and most of 2004 so if the tax strategy of bulk selling a portion of our inventory were implemented, it would not significantly impact our business model by requiring too much of our inventory to be sold and also to correlate with the perceived potential benefit associated with another available tax strategy discussed in the following paragraph.

In this and our prior filings, we have focused our comments on our tax strategy of bulk selling a portion of our inventory. However, we also own appreciated real property consisting of a 40,000 square-foot office / retail building on 1.7 acres of land located in Las Vegas, Nevada. The depreciated cost of the property at September 30, 2006 and 2005 was $1,083,987 and $1,138,533, respectively. The property was last valued by an independent appraiser in August 2005. If sold in 2005 at the 2005 appraised amount, the taxable gain would have been sufficient to utilize the net deferred tax asset of $1.3 million. Based on very recent discussions with several real estate brokers, we currently believe that the value of the real property may exceed the prior appraisal by a material amount. Accordingly, we are considering adopting the sale of the appreciated real property as our primary tax strategy, which would entail moving operations to less expensive warehouse space, and changing our business model to that of a wholesaler of documents



Mr. William Choi
Securities and Exchange Commission
July 12, 2007
Page 3


to retailers. If selling the appreciated real property were to become our primary tax strategy, it now appears that the entire valuation allowance could be immediately eliminated. It is estimated that the marketing cost to implement either tax strategy is not significant.

We trust that the foregoing is responsive to the Staff's comments. Please do not hesitate to contact us, if we can be of any further assistance.


Sincerely,



/s/ Rod Lynam
-------------
Rod Lynam
Treasurer